File number 76478.25

Direct line 604.647.5525

email rgodinho@boughton.ca

March 17, 2009 VIA SEDAR

BRITISH COLUMBIA SECURITIES COMMISSION

P.O. Box 10142, Pacific Centre

Suite 900, 701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Dear Sirs and Mesdames:

Re:

2009 Annual And Special Meeting of ORKO SILVER CORP.

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Company

ORKO SILVER CORP.

CUSIP #:

686338

Share Class:

Common

Meeting:

Annual And Special Meeting

Record Date:

April 2, 2009

Meeting Date:

May 7, 2009

Yours truly,

BOUGHTON LAW CORPORATION

by Rory S. Godinho Law Corporation

Per: “Rory S. Godinho” Rory S Godinho

Copy to: Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Quebec Securities Commission

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P.E.I. Securities Commission Newfoundland Securities Commission Northwest Territories Securities Commission Yukon Securities Commission Nunavut Securities Commission TSX Venture Exchange